

November 22, 2011

Via E-mail
Mahmood Moshiri
Chief Executive Officer
Panacea Global, Inc.
88 Toporowski Ave, Richmond Hill,
Ontario, Canada, L4S2V6

> **Re: Panacea Global, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-30424**

Dear Mr. Moshiri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note in the business section that you discuss that, with exception to the United States, you have secured global rights for early diagnostic cancer tests. In future Exchange Act periodic reports, please revise to discuss these rights more generally in this section. Please also expand your disclosure in the Liquidity and Capital Resources section to identify and discuss any significant development milestones you anticipate in the coming year. Please also detail the funding sources, if any, you plan to utilize to cover these and other operating needs for the next 12 months.

2.　　We note that you had negative cash flow in the last fiscal year. In future periodic filings, please discuss the period of time that available cash can sustain your current operations.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters</u>

3.　　In future Exchange Act periodic reports, please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities identified in the table. Refer to Instruction 2 to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor